UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

RedEnvelope, Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Michael S. Novins, Esq.

Blyth, Inc.

One East Weaver Street

Greenwich, CT 06831

(203) 661-1926

with a copy to:

Harold B. Finn III, Esq.

Finn Dixon & Herling LLP

177 Broad Street, 15th Floor

Stamford, CT 06901

(203) 325-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons. Blyth, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,354,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,354,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.2%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of RedEnvelope, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 149 New Montgomery Street, San Francisco, California 94105.

Item 2.	Identity and Background

(a)           This statement is filed by Blyth, Inc. (“Blyth”).   The name, business address and present principal occupation or employment of each of Blyth’s executive officers, directors and controlling persons are set forth on Schedule A hereto and incorporated herein by reference.

(b)           Blyth’s principal business and principal office address is One East Weaver Street, Greenwich, Connecticut 06831.

(c)           Blyth is a home expressions company that designs, markets and distributes an extensive array of candles, decorative accessories, seasonal decorations and household convenience items, as well as tabletop lighting, accessories and chafing fuel.

(d)           During the last five years, Blyth has not, and to the knowledge of Blyth, none of the persons listed on Schedule A has, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the last five years, Blyth has not, and to the knowledge of Blyth, none of the persons listed on Schedule A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Blyth is a Delaware corporation.  Each of the persons listed on Schedule A is a citizen of the United States (in addition, Ms. Busquet is a dual citizen of the United States and France).

Item 3.	Source and Amount of Funds or Other Consideration
	The net investment costs (including any commissions) in the shares of Common Stock of the Issuer is $6,409,427 and Blyth has used working capital to fund the investment.

Item 4.	Purpose of Transaction

Blyth acquired the Common Stock for investment purposes.  Depending on price, availability, market conditions and other factors that may affect its judgment, Blyth may acquire additional shares of Common Stock or dispose of any or all of the shares of Common Stock.  Blyth does not currently intend to acquire the Issuer or to control the management and policies of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           As of November 19, 2007, Blyth beneficially owned 1,354,000 shares of Common Stock, which represented 14.2% of the Issuer’s outstanding shares of Common Stock.  The percentage of beneficial ownership, as reported in this statement, was calculated by dividing the number of shares beneficially owned by Blyth as of November 19, 2007 by 9,522,982 shares (the number of outstanding shares of Common Stock of the Issuer as of August 28, 2007, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 14, 2007).

(b)           Blyth has the sole power to vote and sole power to dispose of all of the shares held by Blyth.

(c)           During the past sixty days, Blyth effected the following transactions in the Common Stock, all of which were purchased on the Nasdaq Global Market for cash:

	Date	Number of Shares Purchased	Price per Share (excluding commissions) ($)
	August 13, 2007	8,500	4.41
	August 15, 2007	1,000	4.70
	August 16, 2007	33,269	4.82
	August 17, 2007	11,000	4.97
	August 21, 2007	5,000	4.76
	August 22, 2007	2,600	4.76
	August 23, 2007	15,000	5.00
	August 27, 2007	2,400	5.00
	August 28, 2007	4,900	5.00
	August 29, 2007	1,400	5.05
	August 30, 2007	2,624	5.05
	September 5, 2007	700	5.05
	September 6, 2007	8,000	5.09
	September 7, 2007	2,900	5.08
	September 10, 2007	2,800	5.11
	September 12, 2007	11,400	5.22
	September 13, 2007	11,700	5.25
	September 14, 2007	10,300	5.24
	September 17, 2007	24,300	5.25
	September 18, 2007	45,000	5.25
	September 19, 2007	56,900	5.23
	September 20, 2007	3,200	5.23
	October 26, 2007	2,900	5.00
	October 30, 2007	8,400	4.99
	November 2, 2007	40,000	4.98
	November 5, 2007	63,106	4.84
	November 6, 2007	55,701	4.86
	November 7, 2007	50,000	4.98
	November 8, 2007	32,000	4.81
	November 9, 2007	52,000	4.71
	November 12, 2007	50,000	4.58
	November 13, 2007	235,000	4.44
	November 14, 2007	500,000	4.51
	(d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	Not applicable.

Item 7.	Material to Be Filed as Exhibits
	Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2007
Date
/s/ Michael S. Novins
Signature
Michael S. Novins Vice President and General Counsel
Name/Title

SCHEDULE A

                The names of the directors and names and titles of the executive officers of Blyth and their principal occupations are set forth below.  Robert B. Goergen may be deemed to be a controlling person of Blyth.  The business address of each of such persons is that of Blyth at One East Weaver Street, Greenwich, CT 06831.

Name	Principal Occupation
Robert B. Goergen*	Chairman of the Board and Chief Executive Officer of Blyth
Robert H. Barghaus	Vice President and Chief Financial Officer of Blyth
Anne M. Butler	Vice President of Blyth and President of PartyLite – Worldwide
Robert B. Goergen, Jr.	Vice President and President, Multi-Channel Group of Blyth
Roger A. Anderson*	Chairman of Promotion Products Inc.
John W. Burkhart*	Chairman of Breezy Hill Enterprises, Inc.
Anne M. Busquet*	Principal of AMB Advisors, LLC
Pamela M. Goergen*	Managing Director of The Ropart Group
Neal I. Goldman*	President of Goldman Capital Management, Inc.
Carol J. Hochman*	President and Chief Executive Officer of Danskin, Inc.
Wilma M. Jordan*	Chief Executive Officer or The Jordan, Edmiston Group, Inc.
James M. McTaggart*	Chairman of Marakon Associates
Howard E. Rose*	Director and former Chief Financial Officer of Blyth

*              Director